Exhibit 99.1

Cheetah Mobile Announces Second Quarter 2018

Unaudited Consolidated Financial Results

Beijing, China, August 20, 2018 – Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with strong global vision, today announced its unaudited consolidated financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Financial Highlights

•	Total revenues[1] were RMB1,103.5 million (US$166.8 million), exceeding the Company’s previous guidance range of RMB1,020.0 million to RMB1080.0 million.

•

Gross profit increased by 1.6% year over year to RMB752.1 million (US$113.7 million). Gross margin was 68.2% in the second quarter of 2018 compared to 62.8% in the same period last year. Non-GAAP gross profit increased by 1.5% year over year to RMB752.2 million (US$113.7 million) in the second quarter of 2018. Non-GAAP gross margin was 68.2% in the second quarter of 2018 compared to 62.9% in the same period last year.

•

Operating profit increased to RMB127.9 million (US$19.3 million) from RMB66.2 million in the same period last year. Operating margin expanded to 11.6% from 5.6% in the same period last year. Non-GAAP operating profit increased to RMB142.6 million (US$21.5million) from RMB90.4 million in the same period last year. Non-GAAP operating margin expanded to 12.9% from 7.7% in the same period last year.

•

Operating profit for utility products and related services increased by 32.5% year over year to RMB282.1million (US$42.6 million) in the second quarter of 2018. Operating margin for utility products and related services expanded to 37.3% in the second quarter of 2018 from 26.7% in the same period last year.

•	The Company generated RMB21.7 million (US$3.3 million) of net cash from operating activities and RMB12.6 million (US$1.9 million) of free cash flow in the second quarter of 2018.

Second Quarter 2018 Operating Metric

•

The average number of global mobile monthly active users (“Mobile MAUs”) was 540 million in the second quarter of 2018. The number of Mobile MAUs from markets outside of China, or overseas markets, accounted for 70.2% of the total number of Mobile MAUs in the second quarter of 2018.

[1]

Starting from January 1, 2018, Cheetah Mobile adopted a new revenue accounting standard (ASC 606), which reclassifies value added tax from the cost of revenues to net against revenues. To increase comparability of operating results and help investors better understand the Company’s business performance and operating trends, 2017 net revenues have been used to calculate all percentage changes in revenues. 2017 net revenues are defined as gross revenues under legacy GAAP after the deduction of value added taxes, which is presented on the same basis as 2018 and going forward.

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Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “We are pleased that the initiatives we have implemented to resume growth for our company are starting to bear fruit. In the second quarter of 2018, we reported better-than-expected total revenue. In the second half of 2018, we expect revenues to recover its sequential growth trends, primarily driven by growth in our mobile utility products business in the domestic market, growth in our mobile game business and the normal seasonality effect. In this quarter, revenues from mobile utility products in the domestic market grew substantially, primarily driven by our Clean Master application for the Chinese market, which reached over 30 million DAUs in June. In addition, our existing game portfolio has continued to achieve solid performance. Going forward, we expect our existing businesses in mobile utility products and mobile games will continue to grow steadily and generate healthy profits. Meanwhile, we are excited to further develop our new artificial intelligence (“A.I.”) robotics products, with the help of Beijing OrionStar.”

Mr. Vincent Jiang, Cheetah Mobile’s Chief Financial Officer, commented, “We are pleased with the continued profit and margin improvements during the second quarter of 2018, especially in our utility product and related services business driven by the strong performance of our mobile utility products in the domestic market. Going forward, we will remain committed to our ongoing efforts in optimizing the Company’s cost structures and operating efficiency. We are confident that the strong cash flow generated by our existing business and our strong cash reserves will enable us to further expand into the A.I. space which we expect to be the key to our long term growth.”

Second Quarter 2018 Consolidated Financial Results

REVENUES

Total revenues were RMB1,103.5 million (US$166.8 million) in the second quarter of 2018.

•

Revenues from utility products and related services decreased by 5.2% year over year to RMB756.1 million (US$114.3 million) in the second quarter of 2018. The year-over-year change was primarily due to (i) a decline in revenues from mobile utility products and related services business in the overseas markets as certain ad formats, i.e., ads on mobile phone lock screens, have been discontinued by the Company’s overseas third-party advertising partners, and (ii) a decline in PC revenues as the internet traffic continued its migration from PC to mobile. This decrease was largely offset by an increase in revenues from the mobile utility products and related services business in China.

•

Revenues from the mobile entertainment business decreased by 10.2% year over year to RMB332.9 million (US$50.3 million). Revenues from mobile game business decreased by 9.2% year-over-year to RMB138.7 million (US$21.0 million), mainly due to a short-term delay in the release schedules of new titles in the second quarter of 2018, whereas revenues generated by the Company’s existing game titles remained stable. Revenues from content-driven product decreased by 10.9% year over year to RMB194.2 million (US$29.3 million), mainly due to a decline in revenues from the News Republic application as the Company disposed of this operation in the fourth quarter of 2017, as well as a year-over-year decrease in revenues from Live.me. The decrease in Live.me revenues was primarily attributable to the year over year depreciation of US dollar against RMB in the second quarter of 2018 as most the revenues generated by Live.me were recognized in US dollars then reported in RMB.

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By platform, revenues generated from the mobile business accounted for 87.5% of the Company’s total revenues in the second quarter of 2018, up from 87.0% in the same period last year.

By region, revenues generated from the Chinese market constituted 41.1% of the Company’s total revenues in the second quarter of 2018, up from 28.7% in the same period last year. The revenue growth in the Chinese market was attributable to a ramp-up of mobile utility products and related services in China.

Revenues generated from the overseas market constituted 58.9% of the Company’s total revenues in the second quarter of 2018, decreased by 22.7% year over year to RMB649.6 million (US$98.2 million), mainly due to the impact of the removal of lock screen ads.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 19.8% year over year to RMB351.4 million (US$53.1 million) in the second quarter of 2018. The year-over-year decrease resulted from reduced bandwidth and IDC costs associated with the Company’s mobile utility applications in the overseas markets as well as lower amortization of intangible assets in the quarter as we had disposed News Republic and completed the amortization of MobPartner, which was acquired in April 2015. Non-GAAP cost of revenues decreased by 19.6% year over year to RMB351.3 million (US$53.1 million) in the second quarter of 2018.

Gross profit increased by 1.6% year over year to RMB752.1 million (US$113.7 million). Non-GAAP gross profit increased by 1.5% year over year to RMB752.2 million (US$113.7 million) in the second quarter of 2018.

OPERATING INCOME AND EXPENSES

Total operating expenses decreased by 7.4% year over year to RMB624.2 million (US$94.3 million) in the second quarter of 2018. Total non-GAAP operating expenses decreased by 6.3% year over year to RMB609.6 million (US$92.1 million) in the second quarter of 2018.

•

Research and development (R&D) expenses decreased by 7.1% year over year to RMB155.2 million (US$23.5 million) in the second quarter of 2018. The decreases were due to lower share-based compensation expenses and reduced R&D headcount associated with the Company’s mobile utility application business in the overseas markets, and the disposal of News Republic. Non-GAAP R&D expenses, which exclude share-based compensation expenses, decreased by 2.8% year over year to RMB158.6 million (US$24.0 million) in the second quarter of 2018.

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•

Selling and marketing expenses decreased by 10.5% year over year to RMB369.9 million (US$55.9 million) in the second quarter of 2018. The decreases were mainly due to decreased promotional activities for the Company’s utility products in the overseas markets, and our mobile game business as we were delayed in the release schedules of new titles. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, decreased by 10.0% year over year to RMB367.2 million (US$55.5 million) in the second quarter of 2018.

•

General and administrative expenses remained relatively flat year over year to RMB100.1 million (US$15.1 million) in the second quarter of 2018. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, remained relatively flat year over year to RMB84.9 million (US$12.8 million) in the second quarter of 2018.

•	Impairment of goodwill and intangible assets were RMB5.6 million (US$0.8 million) in the second quarter of 2018 primarily due to a one-time non-cash write-down of intangible assets.

Operating profit increased by 93.2% to RMB127.9 million (US$19.3 million) from RMB66.2 million in the same period last year. Non-GAAP operating profit increased by 57.7% to RMB142.6 million (US$21.5 million) from RMB90.4 million in the same period last year.

The Company has reported its operating profit along the following segments since the second quarter of 2017:

•

Operating profit for utility products and related services increased by 32.5% year over year to RMB282.1 million (US$42.6 million) in the second quarter of 2018 due to the optimization of the Company’s cost and expense structure for this segment, and the increased revenue from mobile utility products and related services in China.

•

Operating loss for the mobile entertainment business was RMB98.6 million (US$14.9 million) in the second quarter of 2018, compared to an operating loss of RMB122.1 million in the same period last year. The reduced loss was mainly a result of reduced costs and expenses from the News Republic business, partially offset by the Company’s increased investments in the Live.me operation.

Share-based compensation expenses decreased by 39.5% year over year to RMB14.6 million (US$2.2 million) in the second quarter of 2018. The decrease resulted from a combination of several factors. The Company employed an accelerated method to recognize share-based compensation expenses. In addition, a higher number of share-based awards were granted by the Company in earlier years than 2018.

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Reversal of Impairment

The company’s net reversed impairment was RMB14.5 million (US$2.2 million) in the second quarter of 2018, mainly due to the disposal of certain long-term investment asset with consideration higher than its carry value.

OTHER INCOME, NET

Other income, net was RMB52.7 million (US$8.0 million) in the second quarter of 2018, which was primarily due to increases in fair value of certain long-term investments in the second quarter of 2018.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders increased by 180.0% year over year to RMB196.5 million (US$29.7 million) in the second quarter of 2018. Non-GAAP net income attributable to Cheetah Mobile shareholders increased by 123.7% year over year to RMB211.2 million (US$31.9 million) in the second quarter of 2018.

NET INCOME PER ADS

Diluted income per ADS was RMB1.29 (US$0.19) in the second quarter of 2018. Non-GAAP diluted income per ADS was RMB1.39 (US$0.21) in the second quarter of 2018 from RMB0.64 in the same period last year.

ADJUSTED EBITDA

Adjusted EBITDA (Non-GAAP) increased by 29.7% year over year to RMB164.2 million (US$24.8 million) in the second quarter of 2018.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH AND SHORT-TERM INVESTMENTS BALANCE

As of June 30, 2018, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB3,515.0 million (US$531.2 million).

SHARES ISSUED AND OUTSTANDING

As of June 30, 2018, the Company had a total of 1,426,649,639 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

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Business Outlook

For the third quarter of 2018, the Company expects its total revenues to be between RMB1,290 million (US$194.9 million) and RMB1,350 million (US$204.0 million), representing a year-over-year increase of 10% to 15%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change.

Conference Call Information

The Company will hold a conference call on Monday, August 20, 2018 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201-203
Hong Kong Toll Free:	800-905-945
Conference ID:	Cheetah Mobile

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com/.

A presentation for the Company’s earnings call is available at the Company’s investor relations website.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.6171 to US$1.00, the exchange rate in effect as of June 30, 2018, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile Internet company with strong global vision. It has attracted hundreds of millions of monthly active users through its mobile utility products such as Clean Master and Cheetah Keyboard, casual games such as Piano Tiles 2, and live streaming product Live.me. The Company provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels. The Company also provides value-added services to its mobile application users through the sale of in-app virtual items on selected mobile products and games. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses the following non-GAAP financial measures:

•	Non-GAAP cost of revenues reflects cost of revenues excluding the portion of share-based compensation expenses allocated to cost of revenues.

•	Non-GAAP gross profit reflects gross profit excluding the portion of share-based compensation expenses allocated to gross profit.

•	Non-GAAP operating income and expenses reflect operating income and expenses excluding the portion of share-based compensation expenses allocated to operating expenses.

•	Non-GAAP operating profit reflects operating profit excluding share-based compensation expenses.

•	Non-GAAP net income attributable to Cheetah Mobile shareholders is net income attributable to Cheetah Mobile shareholders excluding share-based compensation expenses.

•

Non-GAAP diluted earnings per ADS is non-GAAP net income attributable to Cheetah Mobile shareholders excluding net income attributable to redeemable noncontrolling interests, divided by weighted average number of diluted ADSs.

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•	Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.

•	Free cash flow is net cash generated by operating activities less capital expenditure.

The Company believes that separate analysis and exclusion of share-based compensation expenses and the use of Adjusted EBITDA add clarity to the constituent parts of its performance from the cash perspective. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results” and “Cheetah Mobile Inc. Reconciliation of Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)” at the end of this release.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR Inc.

Jack Wang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

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CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	As of
	December 31, RMB	June 30, 2018 RMB	June 30, 2018 USD
ASSETS
Current assets:
Cash and cash equivalents	2,317,488	1,819,907	275,031
Restricted cash	90,149	5,899	891
Short-term investments	1,395,694	1,689,218	255,281
Accounts receivable	621,272	625,835	94,578
Prepayments and other current assets	918,243	845,969	127,849
Due from related parties	54,052	89,418	13,513

Total current assets	5,396,898	5,076,246	767,143

Non-current assets:
Property and equipment, net	89,137	73,702	11,138
Intangible assets, net	70,225	62,327	9,419
Goodwill	634,157	640,464	96,789
Investment in equity investees	149,969	147,377	22,272
Other long term investments	1,002,721	1,196,545	180,826
Due from related parties	5,216	10,253	1,549
Deferred tax assets	57,642	62,888	9,504
Other non-current assets	42,966	39,606	5,985

Total non-current assets	2,052,033	2,233,162	337,482

Total assets	7,448,931	7,309,408	1,104,625

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank loans	336,304	—	—
Accounts payable	164,537	174,797	26,416
Accrued expenses and other current liabilities	1,532,489	1,383,813	209,127
Due to related parties	81,810	44,376	6,706
Income tax payable	50,614	54,850	8,289

Total current liabilities	2,165,754	1,657,836	250,538

Non-current liabilities:
Deferred tax liabilities	73,393	73,613	11,125
Other non-current liabilities	54,574	53,658	8,109

Total non-current liabilities	127,967	127,271	19,234

Total liabilities	2,293,721	1,785,107	269,772

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	For The Three Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	USD
Revenues (a)	1,201,561	1,145,097	1,103,456	166,758
Utility products and related services	820,342	744,763	756,093	114,263
Mobile entertainment	371,034	392,452	332,907	50,310
Others	10,185	7,882	14,456	2,185

Cost of revenues (b)	(461,089)	(391,182)	(351,360)	(53,099)

Gross profit	740,472	753,915	752,096	113,659

Operating income and expenses:
Research and development (b)	(166,983)	(147,278)	(155,202)	(23,455)
Selling and marketing (b)	(413,116)	(391,355)	(369,914)	(55,903)
General and administrative (b)	(99,996)	(90,600)	(100,107)	(15,129)
Impairment of goodwill and intangible assets	(172)	—	(5,587)	(844)
Other operating income	6,022	11,679	6,660	1,006

Total operating income and expenses	(674,245)	(617,554)	(624,150)	(94,325)

Operating profit	66,227	136,361	127,946	19,334
Other income (expense):
Interest income, net	3,380	16,652	19,425	2,936
Foreign exchange (loss) gain, net	(6,627)	(12,829)	10,022	1,515
(Impairment) reversal of investment impairment	—	(58,000)	14,500	2,191
Losses from equity method investments, net	(477)	(2,739)	(2,818)	(426)
Other income, net	15,517	500	52,666	7,959

Income before taxes	78,020	79,945	221,741	33,509
Income tax expenses	(4,664)	(5,042)	(27,993)	(4,230)

Net income	73,356	74,903	193,748	29,279

Less: net income (loss) attributable to noncontrolling interests	3,157	4,906	(2,792)	(422)

Net income attributable to Cheetah Mobile shareholders	70,199	69,997	196,540	29,701

Earnings per share
Basic	0.05	0.04	0.13	0.02
Diluted	0.05	0.04	0.13	0.02

Earnings per ADS
Basic	0.48	0.43	1.33	0.20
Diluted	0.47	0.42	1.29	0.19

Weighted average number of shares outstanding
Basic	1,392,558,263	1,403,597,719	1,407,191,965	1,407,191,965
Diluted	1,430,957,071	1,452,802,118	1,452,195,012	1,452,195,012
Weighted average number of ADSs outstanding
Basic	139,255,826	140,359,772	140,719,197	140,719,197
Diluted	143,095,707	145,280,212	145,219,501	145,219,501

Other comprehensive loss, net of tax of nil
Foreign currency translation adjustments	(38,948)	(134,774)	188,530	28,491

Other comprehensive (loss) income	(38,948)	(134,774)	188,530	28,491

Total comprehensive income (loss)	34,408	(59,871)	382,278	57,770
Less: Total comprehensive income attributable to noncontrolling interests	1,380	3,321	1,358	205

Total comprehensive income (loss) attributable to Cheetah Mobile shareholders	33,028	(63,192)	380,920	57,565

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(a) On January 1, 2018, The Group adopted ASC 606, applying the modified retrospective method to contracts that were not completed as of Adoption did not have a material impact as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented while prior period amounts are not adjusted and continue to be reported in accordance with historic accounting under ASC 605.

As ASC 605 has been superseded by ASC 606 on this subject, value added tax was reclassified from the cost of revenues to net against revenues. Advertising-for-advertising barter transactions should be recorded at the fair value of the advertising received by reference to the fair value of provided to other customers. Revenues are recognized in the same amount with costs and expenses. Previously, such transactions were recorded was nil as no consideration was exchanged. The following table illustrates the effect of the adoption of ASC 606 by presenting a comparison of the three months ended June 30, 2018, as actually reported and as they would have been reported under ASC 605, without the adoption of ASC 606:

	For The Three Months Ended
	June 30, 2018	June 30, 2018
	RMB	USD
As reported	1,103,456	166,758
Add: value added taxes	27,638	4,177
Less: barter transactions	5,137	776

Without adoption of ASC 606	1,125,957	170,159

	For The Three Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018
(b) Share-based compensation expenses	RMB	RMB	RMB	USD
Cost of revenues	872	(90)	90	14
Research and development	3,802	(6,143)	(3,365)	(509)
Selling and marketing	4,956	302	2,683	405
General and administrative	14,552	14,850	15,225	2,301

Total	24,182	8,919	14,633	2,211

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CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, in ’000, except for per share data and percentage)

	For The Three Months Ended June 30, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues	Non-GAAP Result ($)
Revenues	1,103,456				1,103,456		166,758
Cost of revenues	(351,360)	31.8%	90	0.0%	(351,270)	31.8%	(53,085)

Gross profit	752,096	68.2%	90	0.0%	752,186	68.2%	113,673

Research and development	(155,202)	14.1%	(3,365)	0.3%	(158,567)	14.4%	(23,964)
Selling and marketing	(369,914)	33.5%	2,683	0.2%	(367,231)	33.3%	(55,498)
General and administrative	(100,107)	9.1%	15,225	1.4%	(84,882)	7.7%	(12,828)
Impairment of goodwill and intangible assets	(5,587)	0.5%	—	0.0%	(5,587)	0.5%	(844)
Other operating income	6,660	0.6%	—	0.0%	6,660	0.6%	1,006

Total operating income and expenses	(624,150)	56.6%	14,543	1.3%	(609,607)	55.2%	(92,128)

Operating profit	127,946	11.6%	14,633	1.3%	142,579	12.9%	21,545
Net income attributable to Cheetah Mobile shareholders	196,540	17.8%	14,633	1.3%	211,173	19.1%	31,913

Diluted earnings per ordinary share (RMB)	0.13		0.01		0.14
Diluted earnings per ADS (RMB)	1.29		0.10		1.39
Diluted earnings per ADS (USD)	0.19		0.02		0.21

	For The Three Months Ended March 31, 2018
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,145,097				1,145,097
Cost of revenues	(391,182)	34.2%	(90)	0.0%	(391,272)	34.2%

Gross profit	753,915	65.8%	(90)	0.0%	753,825	65.8%
Research and development	(147,278)	12.9%	(6,143)	0.5%	(153,421)	13.4%
Selling and marketing	(391,355)	34.2%	302	0.0%	(391,053)	34.2%
General and administrative	(90,600)	7.9%	14,850	1.3%	(75,750)	6.6%
Other operating income	11,679	1.0%	—	0.0%	11,679	1.0%

Total operating income and expenses	(617,554)	53.9%	9,009	0.8%	(608,545)	53.1%
Operating profit	136,361	11.9%	8,919	0.8%	145,280	12.7%
Net income attributable to Cheetah Mobile shareholders	69,997	6.1%	8,919	0.8%	78,916	6.9%
Diluted earnings per ordinary share (RMB)	0.04		0.01		0.05
Diluted earnings per ADS (RMB)	0.42		0.06		0.48
	For The Three Months Ended June 30, 2017
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,201,561				1,201,561
Cost of revenues	(461,089)	38.4%	872	0.1%	(460,217)	38.3%

Gross profit	740,472	61.6%	872	0.1%	741,344	61.7%
Research and development	(166,983)	13.9%	3,802	0.3%	(163,181)	13.6%
Selling and marketing	(413,116)	34.4%	4,956	0.4%	(408,160)	34.0%
General and administrative	(99,996)	8.3%	14,552	1.2%	(85,444)	7.1%
Impairment of goodwill and intangible assets	(172)	0.0%	—	0.0%	(172)	0.0%
Other operating income	6,022	0.5%	—	0.0%	6,022	0.5%

Total operating income and expenses	(674,245)	56.1%	23,310	1.9%	(650,935)	54.2%
Operating profit	66,227	5.5%	24,182	2.0%	90,409	7.5%
Net income attributable to Cheetah Mobile shareholders	70,199	5.8%	24,182	2.0%	94,381	7.9%
Diluted earnings per ordinary share (RMB)	0.05		0.01		0.06
Diluted earnings per ADS (RMB)	0.47		0.17		0.64

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CHEETAH MOBILE INC.

Information about Segment

(Unaudited, in ’000, except for percentage)

	For The Three Months Ended June 30, 2018
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	USD
Revenue	756,093	332,907	14,456	—	1,103,456	166,758
Operating profit (loss)	282,090	(98,568)	(40,943)	(14,633)	127,946	19,334
Operating margin	37.3%	(29.6)%	(283.2)%		11.6%	11.6%

	For The Three Months Ended March 31, 2018
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	744,763	392,452	7,882	—	1,145,097
Operating profit (loss)	264,706	(75,046)	(44,380)	(8,919)	136,361
Operating margin	35.5%	(19.1)%	(563.1)%		11.9%
	For The Three Months Ended June 30, 2017
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	820,342	371,034	10,185	—	1,201,561
Operating profit (loss)	212,849	(122,069)	(371)	(24,182)	66,227
Operating margin	25.9%	(32.9)%	(3.6)%		5.5%

*	Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

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CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, in ’000)

For The Three Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	USD
Net income attributable to Cheetah Mobile shareholders	70,199	69,997	196,540	29,701
Add:
Income tax expenses	4,664	5,042	27,993	4,230
Interest income, net	(3,380)	(16,652)	(19,425)	(2,936)
Depreciation and amortization	36,166	23,472	21,573	3,260
Net income (loss) attributable to noncontrolling interests	3,157	4,906	(2,792)	(422)
Other non-operating (income) expense, net	(8,413)	73,068	(74,370)	(11,239)
Share-based compensation	24,182	8,919	14,633	2,211

Adjusted EBITDA	126,575	168,752	164,152	24,805

CHEETAH MOBILE INC.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, in ’000)

For The Three Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	USD
PC	162,771	127,094	137,763	20,819
Mobile	1,038,790	1,018,003	965,693	145,939

Total	1,201,561	1,145,097	1,103,456	166,758

CHEETAH MOBILE INC.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, in ’000)

For The Three Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	USD
Domestic	358,655	447,620	453,837	68,585
Overseas	842,906	697,477	649,619	98,173

Total	1,201,561	1,145,097	1,103,456	166,758

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